UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

 Q3 2019 Earnings PresentationNovember 7, 2019

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2018 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected amounts and payment timelines for investments; business synergies from investments; project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt refinancing; projected future CAFD yield; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2018 filed on Form 20-F.For the purposes of the announced transactions, CAFD yield is the annual weighted average of CAFD expected to be generated by the investments over their first 10-year period from 2019, or from COD for those assets which are not yet in operation, divided by the expected acquisition price. CAFD Yield is an internal estimation subject to a high degree of uncertainty and our ability to reach this expected CAFD Yield depends on a variety of factors, including closing of the acquisitions on their expected terms, acquired assets performing as expected, acquired assets making cash distributions to the holding level as expected, and assets reaching COD by the expected date. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect our future results included in our filings with the U.S. Securities and Exchange Commission at www.sec.gov. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.The CAFD and other guidance included in this presentation are estimates as of February 28, 2019. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2018 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Further Adjusted EBITDA including unconsolidated affiliates, Further Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

 Key Messages  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).Comparable to the nine-month period of 2018 on a constant currency basis and adjusted for the one-time non-cash gain of $39 million from our purchase of the long-term O&M payable accrued up to December 31, 2017.                          Continued Solid CAFD Growth, on track to meet 2019 CAFD guidance$45.7 million CAFD in Q3 2019; +7% year-over-year  Q3 Dividend of $0.41 per share, +14% increase vs Q3 2018  ATN Expansion 2: $20 million investment; SPA signed  9M 2019 Further Adj. EBITDA incl. unconsolidated affiliates1 of $658 million, in line with last year on a comparable basis2

 Sustainable Infrastructure    1. Financial Results

       HIGHLIGHTSOperating Results Impacted by FX in 9M 2019  In the first nine months of 2018, Further Adjusted EBITDA incl. unconsolidated affiliates was positively impacted by a one-time non-cash gain of $39 million from our purchase of the long-term O&M payable accrued up to December 31, 2017. See Third Quarter Financial Statements for further information.Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 28).  First 9 Months  US $ in millions     2019    2018    ∆ Reported    ∆ Excluding FX impact & one-time non-cash gain1 in 9m’18  Revenue    798.2    836.9    (5)%    (1)%  Further Adjusted EBITDA incl. unconsolidated affiliates1    658.1    714.4    (8)%    +1%   Margin2    82%    85%          CAFD    140.2    132.5    +6%

 WATER    9M 2019  9M 2018  ∆  18.4  17.5  +5%  17.1  16.4  +5%  93%  93%    RENEWABLES  9M 2019  9M 2018  ∆  609.8  652.1  (6)%  493.6  565.9  (13)%  81%  87%    EFFICIENT NATURAL GAS  9M 2019  9M 2018  ∆  92.9  95.4  (3)%  82.3  71.7  +15%  89%  75%    TRANSMISSION  9M 2019  9M 2018  ∆  77.0  71.9  +7%  65.1  60.5  +8%  85%  84%        HIGHLIGHTSPerformance by Sector and Region  By Sector  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    9M 2019  9M 2018  ∆  273.9  294.6  (7)%  255.4  272.2  (6)%  93%  92%    SOUTH AMERICA    9M 2019  9M 2018  ∆  418.5  450.5  (7)%  315.0  366.1  (14)%  75%  81%    By Region  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).Further Adjusted EBITDA Margin including unconsolidated affiliates is defined as Further Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 28).  9M 2019  9M 2018  ∆  105.8  91.8  +15%  87.8  76.2  +15%  83%  83%

 Includes curtailment in wind assets for which we received compensation.Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.Electric availability refers to operational MW over contracted MW. Major maintenance overhaul in ACT held in Q1 and Q2 2019, as scheduled, which reduced production and electric availability as per contract. GWh produced in the first nine months of 2019 also includes 30% production from Monterrey since August 2019.Includes 30% share of the investment in Monterrey since August 2, 2019.Availability refers to actual availability divided by contracted availability.  KEY OPERATIONAL METRICSSteady Operational Performance  WATER    RENEWABLES  TRANSMISSION          EFFICIENT NATURAL GAS          9M 2019    9M 2018  Availability5  101.6%    101.8%  Mft3 in operation2  10.5    10.5    9M 2019    9M 2018  GWh produced1  2,700    2,555  MW in operation2  1,496    1,446    9M 2019    9M 2018  GWh produced3  1,481    1,714  Electric availability3  92.8%    99.5%  MW in operation4  343    300    9M 2019    9M 2018  Availability5  100.0%    100.0%  Miles in operation  1,152    1,099

Q3 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

CASH FLOW

Stable Operating Cash Flow

US $ in millions	Third Quarter 2019	Third Quarter 2018	9 Month 2019	9 Month 2018
Further Adjusted **EBITDA** incl. unconsolidated affiliates[1]	**247.7**	**271.2**	**658.1**	**714.4**
Share in Further Adjusted **EBITDA** of unconsolidated affiliates	(3.1)	(2.1)	(7.1)	(6.1)
Net interest and income tax paid	(24.3)	(29.2)	(167.7)	(189.8)
Variations in working capital	(40.1)	(49.8)	(132.0)	(97.0)
Non-monetary adjustments and other	(7.8)	(14.9)	(29.9)	(83.2)
OPERATING CASH FLOW	**172.3**	**175.1**	**321.4**	**338.3**
INVESTING CASH FLOW[2]	(28.1)	(8.3)	(147.5)	36.2
FINANCING CASH FLOW	(64.1)	(74.5)	(148.6)	(282.1)
Net change in consolidated cash[3]	80.1	92.3	25.4	92.4

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 26).
(2) Includes proceeds for $14.8 million and $60.8 million for the nine-month period ended September 30, 2019 and September 30, 2018 respectively, related to the amounts received by Solana in relation to the consent with the DOE.
(3) Consolidated cash as of September 30, 2019 increased by $10.2 million vs December 31, 2018 including FX translation differences of $(15.2) million.

8

Q3 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

NET DEBT

Conservative Corporate Leverage

NET DEBT POSITION[1]

US $ in millions	As of Sep. 30, **2019**	As of Dec. 31, **2018**
Corporate Net Debt[2]	613.2	577.4
Project Net Debt[3]	4,362.8	4,566.3

2.7x
Corporate net debt / CAFD pre corporate debt service[4]

>$200 million
Project net debt reduction

(1) Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.
(2) Corporate Net Debt defined as indebtedness where Atlantica Yield Plc is the primary obligor minus cash and cash equivalents held at Atlantica Yield plc.
(3) Project Net Debt is defined as indebtedness where one of our subsidiaries is the primary obligor minus cash and cash equivalents held by one of our subsidiaries.
(4) Net corporate leverage calculated as corporate net debt divided by midpoint 2019 CAFD guidance before corporate debt service.

9

 Sustainable Infrastructure  2. Strategic Update  Sustainable Infrastructure

 ACCRETIVE INVESTMENTS SPA Signed for the Previously Announced Acquisition of ATN Expansion 2  PROJECT OVERVIEW  Two transmission lines in operation  Investment  ~$20 million, expected to be paid in mid-November 2019  COD  2018  Currency  USD  PPA Term  30-year and 20-year USD contract  Remuneration Scheme  Based on availability  Project Debt  No project debt; refinancing opportunity    SYNERGIES WITH EXISTING ASSETS  STRONG OFFTAKER  LONGER PPA TENOR1  Longer PPA tenor compared to our current portfolio, which has a weighted average remaining life of approximately 18 years.

   DIVIDEND 14% DPS Growth   Dividends Declared1 - US $ per share  Quarterly dividends declared by the Board of Directors and paid during the following quarter.         +14%  +16%  Annualized DPS CAGR Achieved  Q3 2019 dividend of $0.41 per share or $1.64 annualizedGrowth of +14% vs Q3 2018 and +3% vs Q2 2019   +14%  in the last 12 months  +19%  in the last 24 months

 Sustainable Infrastructure  3. Appendix

Q3 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

Sustainability, a Key Pillar in Our Strategy Around the Three Components of ESG

E
Environment

- **5 million** tons of CO_2 emissions **avoided in 2018**
- **87%** of our 2018 revenue came from **low-carbon** footprint assets
- Purified sea **water** for **2 million people**
- **76%** of our 2018 revenue came **from solar and wind assets**


Atlantica
ESG
Report 2018
CDP
TCFD

S
Social

- **0 Fatality Rate** in Atlantica's history
- Lost Time Incident Rate of **0.5**, well **below sector** average in all geographies
- **40%** of employees are **women**
- **75 hours** of training per employee
- **100%** Employee Performance Review

G
Governance

- Only **one class** of **shares** and no IDRs
- No special rights of the largest shareholder
- **ESG responsibility** at the Board Level
- **Code of Conduct** and Suppliers Code of Conduct
- All compliance documents updated in 2018

14

 Strong Portfolio of Assets        Weighted Average Life  Project debt term  20  Represents weighted average years remaining as of December 31, 2018, and includes the acquisitions of new assets closed as of December 31, 2018.   (2) Regulation term in the case of Spain and Chile TL3.(3) Mini-perm structure: semiannually sculpted debt service payments using an underlying tenor of 15 years but with contractual legal maturity in 2028.  (4) Weighted average maturity of the different debt tranches.  3  3    PPAs with predefined prices for >18 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  4  4  Year  Contract term2

 FINANCINGSelf-Amortizing Project Debt Structure  Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.1B planned debt reduction in the next 4 years

 Includes short-term financial investments. Exchange rates as of September 30, 2019 (EUR/USD = 1.0899) and December 31, 2018 (EUR/USD = 1.1467).Restricted cash is cash which is restricted generally due to the requirements of the project finance lenders.  US $ in millions2  As of Sep. 30,2019    As of Dec. 31,2018  Corporate cash at Atlantica Yield  73.2    106.7  Existing available revolver capacity  331.0    105.0  Total Corporate Liquidity  404.2    211.7          Cash at project companies1  645.5    603.7   - Restricted3  372.0    375.3   - Other  273.5    228.4  LIQUIDITYStrong Liquidity Position1

 CORPORATE DEBT DETAILSCorporate Debt as of September 30, 2019  Exchange rates as of September 30, 2019 (EUR/USD = 1.0899).Amounts include principal amounts outstanding and interests to be paid in the short term.Total RCF limit of $425 million: $37.5 million with maturity in 2021 and $387.5 million in 2022.NIFA means Note Issuance Facility Agreement.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (2022 Revolving CF)  20223    92.5    (Other facilities)  2020    10.9  2017 NIFA4 (€ denominated)  (Note 1)  2022    98.3    (Note 2)  2023    97.5    (Note 3)  2024    97.5  2019 NIFA4(€ denominated)    2025    289.7  Total        686.4

Q3 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19
Revenues US $ in thousands	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,812**	**206,897**	**1,043,822**	**221,452**	**283,338**	**293,373**
F.A. EBITDA margin (%)	83.3%	79.9%	80.9%	67.5%	78.0%	79.8%	91.5%	83.7%	69.7%	81.5%	81.8%	80.9%	83.4%
Further Adj. EBITDA incl. unconsolidated affiliates	**165,049**	**227,841**	**236,252**	**157,433**	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(1,100)	(2,064)	(2,052)	(2,049)	(7,265)	(1,832)	(2,071)	(2,183)	(2,024)	(8,110)	(2,017)	(2,043)	(3,062)
Further Adjusted EBITDA	**163,949**	**225,777**	**234,200**	**155,384**	**779,310**	**177,968**	**261,388**	**269,005**	**142,246**	**850,607**	**179,089**	**227,309**	**244,606**
Dividends from unconsolidated affiliates	-	-	2,454	549	3,003	-	-	4,432	-	4,432	-	-	26,945
Non-monetary items	(12,025)	(10,758)	(13,005)	14,906	(20,882)	(8,839)	(60,629)	(14,755)	(15,056)	(99,279)	(14,632)	(7,729)	(10,288)
Interest and income tax paid	(26,610)	(143,081)	(28,976)	(150,866)	(349,533)	(26,760)	(133,844)	(29,212)	(143,721)	(333,537)	(13,925)	(129,405)	(24,339)
Principal amortization of indebtedness net of new indebtedness at projects	(21,522)	(54,528)	(20,330)	(113,362)[4]	(209,742)[4]	(17,647)	(71,028)	(13,025)	(127,947)	(229,647)	(15,176)	(93,935)	(22,115)
Deposits into/withdrawals from debt service accounts	7,557	(8,157)	(26,581)	(1,205)	(28,386)	(21,720)	9,122	(24,388)	6,149	(30,837)	24,935	22,692	(44,216)
Change in non-restricted cash at project companies	(27,293)	66,886	(143,982)	83,397	(20,992)	(68,031)	94,448	(92,027)	95,596	29,986	(59,447)	68,101	(53,753)
Dividends paid to non-controlling interests	-	(1,801)	(2,837)	-	(4,638)	-	(6,787)	(2,958)	-	(9,745)	-	(5,105)	(18,978)
Changes in other assets and liabilities	(23,184)	(39,756)	35,747	49,621	22,428	8,060	(45,963)	(54,344)	81,815	(10,433)	(55,725)	(32,546)	(52,133)
Asset refinancing	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash Available For Distribution (CAFD)	**60,872**[3]	**34,582**	**36,690**	**38,424**	**170,568**	**43,031**	**46,706**	**42,728**	**39,082**	**171,547**	**45,119**	**49,382**	**45,729**
Dividends declared[1]	25,054	26,056	29,063	31,067	111,241	32,070	34,074	36,078	37,080	139,302	39,625	40,641	41,657
# of shares at the end of the period	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	101,601,662	101,601,662
DPS (in $ per share)	**0.25**	**0.26**	**0.29**	**0.31**	**1.11**	**0.32**	**0.34**	**0.36**	**0.37**	**1.39**	**0.39**	**0.40**	**0.41**

Debt details (US $ in millions)	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19
Project debt	5,410.3	5,474.1	5,579.5	5,475.2	5,475.2	5,533.8	5,218.8	5,214.7	5,091.1	5,091.1	5,076.4	4,997.4	4,931.3
Project cash	(487.4)	(435.4)	(597.0)	(520.9)	(520.9)	(604.5)	(504.9)	(609.6)	(524.8)	(524.8)	(546.7)	(469.0)	(568.5)
Net project debt	**4,922.9**	**5,038.7**	**4,982.5**	**4,954.3**	**4,954.3**	**4,929.3**	**4,713.9**	**4,605.1**	**4,566.3**	**4,566.3**	**4,529.6**	**4,528.4**	**4,362.8**
Corporate debt	667.9	684.6	700.9	643.1	643.1	657.3	639.0	641.8	684.1	684.1	697.5	689.6	686.4
Corporate cash	(102.0)	(178.9)	(197.1)	(148.5)	(148.5)	(151.4)	(152.3)	(135.1)	(106.7)	(106.7)	(107.9)	(107.0)	(73.2)
Net corporate debt	**565.9**	**505.7**	**503.8**	**494.6**	**494.6**	**505.9**	**486.8**	**506.7**	**577.4**	**577.4**	**589.7**	**582.6**	**613.2**
Total net debt	**5,488.8**	**5,544.4**	**5,486.3**	**5,448.9**	**5,448.9**	**5,435.2**	**5,200.6**	**5,111.8**	**5,143.6**	**5,143.6**	**5.119.3**	**5,111.0**	**4,976.0**
Net Corporate Debt/CAFD pre corporate interests[2]	**2.6x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.3x**	**2.2x**	**2.3x**	**2.7x**	**2.7x**	**2.5x**	**2.5x**	**2.7x**

(1) Dividends are paid to shareholders in the quarter after they are declared.
(2) Ratios presented are the ratios shown on each earnings presentations.
(3) Includes compensation from our preferred equity investment in Brazil ($10.4M).
(4) Excludes Solana debt repayments with proceeds received from Abengoa $52.5M in March 2018 and $42.5M in December 2017.

19

Q3 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue (US $ in thousands)	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19
by Geography													
NORTH AMERICA	60,952	109,505	99,580	62,668	332,705	61,781	110,534	122,309	62,553	357,177	60,441	104,095	109,378
SOUTH AMERICA	28,527	30,161	31,317	30,792	120,797	29,536	30,345	31,928	31,405	123,214	33,493	35,597	36,671
EMEA	108,667	145,403	161,067	139,742	554,879	133,948	146,969	169,576	112,938	563,431	127,518	143,646	147,325
by Business Sector													
RENEWABLES	137,664	225,939	230,872	172,751	767,226	167,225	224,988	259,922	141,422	793,557	156,817	223,269	229,742
EFFICIENT NAT. GAS	29,800	29,614	30,240	30,130	119,784	28,387	33,050	33,918	35,444	130,799	34,009	27,689	31,193
TRANSMISSION	24,165	23,452	23,447	24,032	95,096	23,840	24,063	24,018	24,076	95,998	24,867	26,231	25,926
WATER	6,517	6,064	7,405	6,289	26,275	5,813	5,747	5,955	5,954	23,468	5,759	6,149	6,511
Total Revenue	**198,146**	**285,069**	**291,964**	**233,202**	**1,008,381**	**225,265**	**287,848**	**323,813**	**206,896**	**1,043,822**	**221,452**	**283,338**	**293,373**

Further Adj. EBITDA incl. unconsolidated affiliates	1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19
by Geography													
NORTH AMERICA	54,753	97,033	91,503	39,039	282,328	60,247	94,411	117,498	36,591	308,748	50,870	96,293	108,198
	89.8%	88.6%	91.9%	62.3%	84.9%	97.5%	85.4%	96.1%	58.5%	86.4%	84.2%	92.5%	98.9%
SOUTH AMERICA[1]	33,757	24,858	25,560	24,591	108,766	24,180	25,067	26,987	23,999	100,233	28,212	29,252	30,293
	118.3%	82.4%	81.6%	79.9%	90.0%	81.9%	82.6%	84.5%	76.4%	81.3%	84.2%	82.2%	82.6%
EMEA	76,539	105,951	119,190	93,801	395,481	95,373	143,979	126,703	83,681	449,736	102,024	103,807	109,177
	70.0%	72.9%	74.0%	67.1%	71.3%	71.2%	98.0%	74.7%	74.1%	79.8%	80.0%	72.3%	74.1%
by Business Sector													
RENEWABLES	102,625	176,638	183,344	106,586	569,193	131,434	213,952	220,529	98,514	664,429	123,484	177,910	192,168
	74.5%	78.2%	79.4%	61.7%	74.2%	78.6%	95.1%	84.8%	69.7%	83.7%	78.7%	79.7%	83.6%
EFFICIENT NAT. GAS	26,716	26,126	27,128	26,170	106,140	23,330	23,652	24,742	22,134	93,858	30,476	23,826	27,983
	89.7%	88.2%	89.7%	86.9%	88.6%	82.2%	71,.6%	72.9%	62.4%	71.8%	89.6%	86.1%	89.7%
TRANSMISSION[1]	30,459	19,373	18,817	19,046	87,695	19,837	20,463	20,148	18,014	78,463	21,650	21,936	21,548
	126.0%	82.6%	80.3%	79.2%	92.2%	83.2%	85.0%	83.9%	74.8%	81.7%	87.1%	83.6%	83.1%
WATER	5,249	5.705	6,964	5,629	23,547	5,199	5,392	5,769	5,608	21,967	5,496	5,680	5,969
	80.5%	94.0%	94.0%	89.5%	89.6%	89.4%	93.8%	96.9%	94.2%	93.6%	95.4%	92.4%	91.7%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	**165,049**	**227,842**	**236,253**	**157,431**	**786,575**	**179,800**	**263,458**	**271,188**	**144,270**	**858,717**	**181,106**	**229,352**	**247,668**
	83.3%	79.9%	80.9%	67.5%	78.0%	79.8%	91.5%	83.7%	69.7%	82.3%	81.8%	80.9%	82.5%

(1) Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates. Additionally, it includes the dividend from our preferred equity investment in Brazil (or its compensation) of $10.4M in Q1 2017.

20

Q3 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19
RENEWABLES	(MW)	1,442	1,442	1,442	1,442	1,442	1,446	1,446	1,446	1,496	1,496	1,496	1,496	1,496
EFF. NATURAL GAS	(electric MW)	300	300	300	300	300	300	300	300	300	300	300	300	343[2]
TRANSMISSION	(Miles)	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,152	1,152	1,152	1,152	1,152
WATER	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5

Production / Availability		1Q17	2Q17	3Q17	4Q17	FY 2017	1Q18	2Q18	3Q18	4Q18	FY 2018	1Q19	2Q19	3Q19
RENEWABLES[3]	(GWh)	460	1,100	1,017	590	3,167	507	939	1,109	504	3,058	581	1,071	1,048
EFFICIENT NATURAL GAS[4]	(GWh)	591	580	615	585	2,372	547	554	613	603	2,318	383	483	615
	(electric availability %)[5]	99.8%	99.8%	101.6%	100.9%	100.5%	97.9%	99.3%	101.3%	100.9%	99.8%	87.1%	89.9%	101.5%
TRANSMISSION	(availability %)[6]	94.4%	98.8%	99.2%	99.2%	97.9%	100.0%	99.9%	100.0%	99.8%	99.9%	99.9%	100.0%	99.9%
WATER	(availability %)[7]	102.3%	101.9%	102.6%	100.4%	101.8%	99.1%	102.6%	103.7%	102.5%	102.0%	99.8%	100.6%	103.6%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
(2) Includes 30% share of the investment in Monterrey since August 2, 2019.
(3) Includes curtailment in wind assets for which we receive compensation.
(4) Efficient Natural Gas production and availability were impacted by a scheduled major maintenance in Q1 2019 and Q2 2019, which occurs periodically. GWh produced in the third quarter of 2019 also includes 30% production from Monterrey since August 2019.
(5) Electric availability refers to operational MW over contracted MW with PEMEX.
(6) Availability refers to actual availability adjusted as per contract.
(7) Availability refers to actual availability divided by contracted availability.

21

       1Q17  2Q17  3Q17  4Q17  FY 2017    1Q18  2Q18  3Q18  4Q18  FY 2018    1Q19  2Q19  3Q19                                       US     18.1%  41.9%  29.5%  18.2%  27.0%    18.8%  39.9%  38.9%  15.0%  28.2%    15.2%  39.8%  35.2%   Spain     10.0%  31.0%  33.4%  12.6%  21.8%    8.8%  20.8%  30.6%  7.3%  16.9%    12.1%  26.7%  27.2%   Kaxu    15.9%  20.9%  21.4%  41.1%  24.9%    36.9%  27.6%  29.9%  50.0%  36.0%    48.7%  27.8%  27.5%                                    WIND2 Uruguay     27.8%  36.1%  46.1%  37.7%  37.0%    31.2%  34.5%  42.3%  40.7%  37.2%    33.0%  36.3%  40.9%  SOLAR      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.

Q3 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown Based on Estimated CAFD[1]

CURRENCY[2]

>90%

Denominated in USD

SECTOR



- 68% Renewable
- 14% Efficient Natural Gas
- 14% Transmission & Transport.
- 4% Water

GEOGRAPHY



- 36% North America
- 41% Europe
- 12% South America
- 11% RoW

~ 90% of long-term interest rates in projects are fixed or hedged[2]

(1) Based on CAFD estimates for the 2019-2023 period, including the acquisitions announced. See "Disclaimer – Forward Looking Statements".
(2) Including the effect of currency swap agreements.

23

Q3 2019 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of December 31, 2018	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS IN CONTRACT LEFT	CURRENCY
RENEWABLE ENERGY	Solana		100%[2]	USA (Arizona)	280 MW	APS	A-/A2/A-	25	USD
	Mojave		100%	USA (California)	280 MW	PG&E	D/WR/WD	21	USD
	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	19/18	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	18/18	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	13/15	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	18/18	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A-/Baa1/A-	19/19	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	16/16/17	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	20/20	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	17	EUR
	Kaxu		51%	South Africa	100 MW	Eskom	BB/Baa3/BB+[3]	16	ZAR
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	15	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	16	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[3]	17	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB+/A3/BBB+	14	USD
EFFICIENT NATURAL GAS	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa3/BB+	14	USD[5]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	20	USD[5]
ELECTRICAL TRANSMISSION	ATN		100%	Peru	365 miles	Peru	BBB+/A3/BBB+	22	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	25	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	14	USD[5]
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	16/16	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB+/Baa1 /BBB+	19	USD[5]
	Chile TL3		100%	Chile	50 miles	CNE	A+/A1/A	Regulated	USD[5]
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	15	USD[5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	19	USD[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of April 30, 2018.
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(3) For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.

24

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Further Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Further Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Further Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Further Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Further Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Further Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Further Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

Q3 2019 Earnings Presentation

RECONCILIATION

Atlantica Sustainable Infrastructure

Reconciliation of **Cash Available For Distribution** and **Further Adjusted EBITDA** to **Profit/(loss) for the period** attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2019	2018	2019	2018
Profit/(loss) for the period attributable to the Company	**$ 43,876**	**$ 53,162**	**$ 60,832**	**$ 120,512**
Profit attributable to non-controlling interest	1,757	4,003	7,548	9,828
Income tax	19,939	28,049	46,979	59,068
Share of loss/(profit) of associates carried under the equity method	(529)	(1,781)	(3,881)	(4,690)
Financial expense, net	94,737	102,070	304,637	279,844
Operating profit	**$ 159,780**	**$ 185,503**	**$ 416,115**	**$ 464,562**
Depreciation, amortization, and impairment charges	84,826	83,502	234,889	243,799
Further Adjusted EBITDA	**$ 244,606**	**$ 269,005**	**$ 651,004**	**$ 708,361**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	3,062	2,183	7,122	6,086
Further Adjusted EBITDA including unconsolidated affiliates[1]	**$ 247,668**	**$ 271,188**	**$ 658,126**	**$ 714,447**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(3,062)	(2,183)	(7,122)	(6,086)
Dividends from equity method investments	26,945	4,432	26,945	4,432
Non-monetary items	(10,288)	(14,755)	(32,649)	(84,223)
Interest and income tax paid	(24,339)	(29,212)	(167,669)	(189,816)
Principal amortization of indebtedness	(22,115)	(13,025)	(131,226)	(101,700)
Deposits into/ withdrawals from restricted accounts	(44,216)	(24,388)	3,411	(36,986)
Change in non-restricted cash at project level	(53,753)	(92,027)	(45,099)	(65,610)
Dividends paid to non-controlling interests	(18,978)	(2,958)	(24,083)	(9,745)
Changes in other assets and liabilities	(52,133)	(54,344)	(140,404)	(92,248)
Cash Available For Distribution	**$ 45,729**	**$ 42,728**	**$ 140,230**	**$ 132,465**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

26

 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended September 30,          For the nine-month period ended September 30,           2019     2018      2019     2018                      Net cash provided by operating activities    $ 172,329     $ 175,127       $ 321,436     $ 338,333  Net interest and income tax paid     24,339     29,212      167,669    189,816  Variations in working capital     40,124     49,793      132,050    97,020  Other non-cash adjustments and other    7,814     14,873      29,849    83,192  Further Adjusted EBITDA    $ 244,606      $ 269,005       $ 651,004     $ 708,361   Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    3,062     2,183      7,122    6,086  Further Adjusted EBITDA including unconsolidated affiliates1    $ 247,668      $ 271,188       $ 658,126     $ 714,447   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

Q3 2019 Earnings Presentation

Atlantica Sustainable Infrastructure

RECONCILIATION

Reconciliation of Further Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

(in thousands of U.S. dollars)	For the three-month period ended September 30,		For the nine-month period ended September 30,	
	2019	2018	2019	2018
Revenue	**$ 293,373**	**$ 323,812**	**$ 798,163**	**$ 836,925**
Profit/(loss) for the period attributable to the Company	**$ 43,876**	**$ 53,162**	**$ 60,832**	**$ 120,512**
Profit attributable to non-controlling interest	1,757	4,003	7,548	9,828
Income tax	19,939	28,049	46,979	59,068
Share of loss/(profit) of associates carried under the equity method	(529)	(1,781)	(3,881)	(4,690)
Financial expense, net	94,737	102,070	304,637	279,844
Operating profit	**$ 159,780**	**$ 185,503**	**$ 416,115**	**$ 464,562**
Operating profit margin	**% 54.5**	**% 57.3**	**% 52.1**	**% 55.5**
Depreciation, amortization, and impairment charges	28.9	25.8	29.4	29.1
Further Adjusted EBITDA margin	**% 83.4**	**% 83.1**	**% 81.6**	**% 84.6**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	1.0	0.6	0.9	0.7
Further Adjusted EBITDA Margin including unconsolidated affiliates[1]	**% 84.4**	**% 83.7**	**% 82.5**	**% 85.4**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

28

Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: November 7, 2019	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer